Report Pursuant to National Instrument 62-103

Section 176 of the Securities Act (Alberta)
Section 111 of the Securities Act (British Columbia)
Section 110 of the Securities Act (Saskatchewan)
Section 92 of the Securities Act (Manitoba)
Section 101 of the Securities Act (Ontario)
Section 147.11 of the Securities Act (Quebec)
Section 102 of the Securities Act (Newfoundland)
Section 107 of the Securities Act (Nova Scotia)

This report is made pursuant to the provisions of the securities legislation referred to above in connection with certain acquisitions of common shares and convertible securities of Evolving Gold Corporation (“Evolving”).

1.	Name and address of Offeror.

Pinetree Capital Ltd. (“Pinetree”) The Exchange Tower 130 King Street West, Suite 2810 Toronto, Ontario M5X 1A9

2.

Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On April 26, 2007, Pinetree acquired ownership of 2,500,000 common shares of Evolving (the “Common Shares”) and 2,500,000 share purchase warrants of Evolving (each, a “Warrant”) (each Warrant entitling the holder thereof to acquire one additional Common Share at a price of $0.35 until April 26, 2009). In the event that the Warrants are fully exercised, these holdings represent approximately 17.0% of the total issued and outstanding common shares of Evolving as of April 26, 2007, calculated on a partially diluted basis assuming the exercise of the Warrants only.

3.

Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Immediately following the acquisition noted in item 2 above, the Offeror holds only the Common shares and the Warrants directly.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

See 3. above.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

NIL

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

NIL

5.	The name of the market where the transaction or occurrence that gave rise to the news release took place.

Not applicable.

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Common Shares and Warrants noted in item 2. above were acquired for investment purposes. The Offeror and its joint actors may from time to time acquire additional securities of Evolving, dispose of some or all of the existing or additional securities they hold or will hold, or may continue to hold their current positions.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, or disposition or voting of any of the securities.

These Common Shares and Warrants noted in item 2. above were acquired pursuant to a subscription agreements dated April 13 , 2007 between Evolving and the Offeror.

8.	Names of joint actors in connection with the disclosure required by this Appendix.

N/A.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror.

The Common Shares and Warrants noted in item 2. above were acquired pursuant to a private placement for aggregate consideration of $625,000 ($0.25 per unit). The Warrants may be exercised at $0.35 per share.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer’s securities.

Not applicable.

DATED as of the 4th day of May, 2007.

PINETREE CAPITAL LTD.

“Richard Patricio”
Richard Patricio
Vice-President, Legal & Corporate Affairs